

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________________ to______________________________.

Commission file number 1-10945

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
June 20, 2011

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2010	2009
Investments, at fair value:	$ 321,781,867	$ 255,188,511
Receivables:		
Participant contributions	499,880	383,723
Employer contributions	764,658	696,352
Interest	1,030	1,078
Participant Loans	10,909,560	8,475,565
Net amount due from broker for pending trades	-	2,687
Net assets available for benefits, at fair value	333,956,995	264,747,916
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,380,361)	(99,472)
Net assets available for benefits	$ 332,576,634	$ 264,648,444

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Net assets available for benefits:	
Beginning of year	$ 264,648,444
Contributions:	
Participant contributions	19,675,271
Employer contributions	13,796,114
Participant rollovers	882,178
Total contributions	34,353,563
Investment income	2,275,075
Net appreciation in fair value of investments	46,426,488
Administrative expenses	(75,185)
Distributions	(15,051,751)
Net assets available for benefits:	
End of year	$ 332,576,634

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. (the "Company") and its affiliates.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank, N.A. ("Wells Fargo") is the trustee of all investments held by the Plan.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Audit fee expenses associated with the Plan's financial statements are paid by the Company. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among twenty funds: one common/collective fund, 18 mutual funds, and the Oceaneering International, Inc. Common Stock fund (which consists of Oceaneering International, Inc. Common Stock and a short term investment fund). If a participant fails to make an investment election, his or her Plan account will be invested in the Wells Fargo Advantage Dow Jones Target Date Funds based on the participant's date of birth.

Participants may contribute on a pre-tax basis up to 80% of their compensation as defined in the plan document, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue Code (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, will be automatically enrolled in the Plan following three months of employment and 3% of their compensation will be contributed to the Plan. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level will increase by 1% each year thereafter until it reaches 6%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. The Company's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals to the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed five years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis as set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 4.25% and 9.5% as of December 31, 2010. Principal and interest are paid through payroll deductions.

The Plan pays lump sum benefits or installment payments on retirement, death, or termination of employment. In-service withdrawals may be made to a participant who has attained age 65 if elected by the participant. In-service withdrawals may also be made with respect to benefits attributable to the Grayloc Products 401(k) Plan (which was merged into the Plan, effective March 1, 2006), if elected by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions.

The Plan provides that the entire amount of participant contributions are fully vested, and that employer contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
At least 2	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive Breaks in Service.

Included in net assets available for benefits are forfeitures in the amount of $92,167 and $119,332 at December 31, 2010 and 2009 respectively.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 2 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Company common stock, and cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are reported on the ex-dividend date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

The Wells Fargo Stable Return Fund N2 ("the N2 Fund") invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Accounting Standards Codification ("ASC") Topic 855, *Subsequent Events*, we evaluated events and transactions through the issuance of these financial statements for possible recognition or disclosure.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurement*. Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The adoption of this standard did not have a significant impact on the financial statements.

In September 2010, the FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* which is effective for the Plan in 2010. This ASU requires participant loans to be classified as receivables, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. In accordance with the transition provisions, prior year's presentation and disclosures have been retrospectively adjusted to conform to the new standard.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS*. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the plan at the financial statement date.

Common stock: Valued based on quoted market price at the financial statement date reported on the active market on which the individual securities are traded.

Short Term Investment fund: The Short Term Investment fund is a common/collective fund valued at the net asset value of shares held by the plan at the financial statement date. The Short Term Investment Fund seeks to maintain a constant net asset value of $1 per unit.

Common/Collective fund: The N2 Fund is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G ("the G Fund"), a common/collective fund sponsored by Wells Fargo Bank. The N2 Fund is valued based on the underlying unit value reported by the G Fund. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The G Fund is valued as follows. The fair value of the GICs are based on the present value of future cash flows using the current discount rate. The fair value of the security-backed contracts include the value of the underlying securities and the value of the wrapper contracts. The fair value of the wrapper contracts is the replacement cost based on the wrapper contract fees.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Large cap equity	$ 27,587,060	$ -	$ -	$ 27,587,060
Mid-cap equity	39,413,733	-	-	39,413,733
Small-cap equity	5,717,552	-	-	5,717,552
International large-cap equity	9,004,321	-	-	9,004,321
Target date funds	32,500,909	-	-	32,500,909
Blended equity and debt	5,329,121	-	-	5,329,121
U.S. Bond index	19,761,014	-	-	19,761,014
Total Mutual Funds	139,313,710	-	-	139,313,710
Common Stock	113,724,223	-	-	113,724,223
Short Term Investment Fund	-	4,619,873	-	4,619,873
Common/Collective Fund (1)	-	64,124,061	-	64,124,061
Total Assets at fair value	$ 253,037,933	$ 68,743,934	$ -	$ 321,781,867

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Large cap equity	$ 22,013,156	$ -	$ -	$ 22,013,156
Mid-cap equity	25,961,398	-	-	25,961,398
Small-cap equity	2,743,654	-	-	2,743,654
International large-cap equity	8,059,296	-	-	8,059,296
Target date funds	20,211,802	-	-	20,211,802
Blended equity and debt	4,246,691	-	-	4,246,691
U.S. Bond index	14,499,254	-	-	14,499,254
Total Mutual Funds	97,735,251	-	-	97,735,251
Common Stock	104,362,052	-	-	104,362,052
Short Term Investment Fund	-	3,255,879	-	3,255,879
Common/Collective Fund (1)	-	49,835,329	-	49,835,329
Total Assets at fair value	$ 202,097,303	$ 53,091,208	$ -	$ 255,188,511

(1) The common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. Common Stock, a stable value fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits and participant account balances.

5. Related Party Transactions

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

6. Federal Income Taxes

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2010-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is generally being operated in compliance with the applicable requirements of the Code and has indicated it will take any necessary steps to ensure the Plan's operations comply with the Code. Therefore, the plan sponsor believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2010 or 2009:

	December 31,	
	2010	2009
Oceaneering International, Inc. Common Stock	$ 113,724,223	$104,362,052
Wells Fargo Stable Return Fund N2 (stated at contract value)	62,743,700	-
Wells Fargo Stable Return Fund N4 (stated at contract value)	-	49,735,857
Pimco Total Return Inst	19,761,014	14,499,254

In the accompanying statement of changes in net assets available for benefits, net appreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2010, the Plan's investments appreciated in value as follows:

Common Stock	$	30,244,717
Common/Collective Funds		1,381,684
Mutual Funds		14,800,087
	$	46,426,488

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 332,576,634	$ 264,648,444
Less: Amounts pending distribution to participants	-	-
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,380,361	99,472
Net assets available for benefits per the Form 5500	$ 333,956,995	$ 264,747,916

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$ 67,928,190
Add: Amounts pending distribution to participants at December 31, 2009	-
Less: Amounts pending distribution to participants at December 31, 2010	-
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,280,889
Net increase in assets available for benefits per the Form 5500	$ 69,209,079

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

9. Subsequent Event

On May 6, 2011, the plan sponsor declared a two-for-one stock split to be effected in the form of a stock dividend of their common stock to their shareholders of record at the close of business on May 19, 2011. The stock dividend was distributed on June 10, 2011. All sponsor share data in this Form 11-K reflect the stock split.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2010

	Description or Identity of User		Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	**	3,086,516 shares	$ 113,724,223
*	Wells Fargo Short Term Investment Fund		Short Term Investment Fund	4,619,873
	MFS Total Return Fund		Mutual Fund	5,329,121
*	Wells Fargo Coll Stable Return Fund N2		Common/Collective Fund	64,124,061
	American Funds Growth Fund of America		Mutual Fund	7,858,111
	T. Rowe Price Mid Cap Value Fund		Mutual Fund	14,465,149
	Artisan Mid Capitalization Stock Fund		Mutual Fund	11,874,821
	Columbia Acorn Fund		Mutual Fund	13,073,762
*	Wells Fargo Advantage Index Fund		Mutual Fund	6,595,898
	RS Partners Fund		Mutual Fund	3,419,557
	Hartford Small Company HLS Fund		Mutual Fund	2,297,995
*	Wells Fargo Advantage Dow Jones Target Today I		Mutual Fund	1,790,913
*	Wells Fargo Advantage Dow Jones Target 2010 I		Mutual Fund	2,789,755
*	Wells Fargo Advantage Dow Jones Target 2020 I		Mutual Fund	6,993,324
*	Wells Fargo Advantage Dow Jones Target 2030 I		Mutual Fund	8,705,772
*	Wells Fargo Advantage Dow Jones Target 2040 I		Mutual Fund	8,147,440
*	Wells Fargo Advantage Dow Jones Target 2050 I		Mutual Fund	4,073,704
	Davis New York Venture Fund Y		Mutual Fund	9,653,688
	MFS Value R3		Mutual Fund	3,479,363
	Pimco Total Return Inst		Mutual Fund	19,761,014
	American Funds Europacific Growth Fund		Mutual Fund	9,004,321
				321,781,867
*	Participant Loans		Interest rates ranging from 4.25% to 9.5% with varying maturity dates	10,909,560
	Total investments and participant loans			$ 332,691,427

* Party-In-Interest
** Adjusted for the stock split of June 10, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-174078 and 333-98211) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 20, 2011, with respect to the financial statements and schedule of the Oceaneering Retirement Investment Plan included in this Annual Report (11-K) for the year ended December 31, 2010.

Ernst & Young LLP

Houston, Texas
June 20, 2011

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 20, 2011

By: ______________________

George R. Haubenreich, Jr.
Chairman, Advisory Committee